UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of  March 2010

Commission File Number: 000-53684

CSR plc
(Translation of registrant’s name into English)

Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Tel: +44 (0) 1223 692000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcements: Director/PDMR Shareholdings

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement related to Director/PDMR Shareholding dated March 18, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: March 18 2010	By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

News Release

Director/PDMR Shareholding

RNS Number 8145I

CSR plc

18 March 2010

CSR plc

(the Company)

Announcement of the allotment of ordinary shares in CSR plc

to a Director and other Persons Discharging Managerial Responsibility through

The CSR Employee Share Purchase Plan

CSR plc ('the Company'), announces that each of the individuals named below, who are Persons Discharging Managerial Responsibility, were allotted ordinary shares effective 12 March 2010, pursuant to their participation in the CSR Employee Share Purchase Plan ('the Plan') and the close of the first purchase period under the Plan.  The Plan operates for US employees. The ordinary shares were allotted by the Company for a purchase price of $6.15 per share (approximately £3.703) which represents 85% of the market price of shares on the first day of the offering period in accordance with the rules of the Plan. The table below states the number of shares allotted to each person through the Plan on 12 March 2010 and his total holding in ordinary shares in the Company following the allotment.

Name	Number of Shares Allotted	Total holding in Ordinary Shares in the Company
Ahmet Alpdemir	813	11,160
Kanwar Chadha	813	634,323
Adam Dolinko	813	8,749
John Quigley	325	326

This information is provided by RNS

The company news service from the London Stock Exchange

END